Exhibit 11

STOCK PURCHASE PLAN

This Stock Purchase Plan (the “Purchase Plan”) is entered into on March [ ], 2019, by and among Citigroup Global Markets Inc. (“CGMI”), Prairie Secondary Acquiror LP (“PSA”) and Prairie Secondary Acquiror E LP (“PSAE”, and together with PSA, the “Purchasers”) for the purchase of Class A shares (the “Stock”) issued by Tallgrass Energy, LP (the “Issuer”) complying with the provisions of Rule 10b5-1 (“Rule 10b5-1”) and Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934 (the “Exchange Act”) on a “not held” basis.

A)	Purchase Plan Requirements

1.

On any day on which the New York Stock Exchange is open for business and CGMI is required to engage in stock purchasing efforts, pursuant to the written instructions set forth in Appendix A, attached hereto, of this Purchase Plan, CGMI will act as Purchasers’ exclusive agent to purchase shares of Stock.

2.

Purchases made by CGMI pursuant to this Purchase Plan shall be made in accordance with Purchasers’ joint written instructions set forth in Appendix A, and shall be made at the prevailing market prices, pursuant to the limitations stated in Appendix A, in open-market transactions. CGMI will use its best efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18.

3.

The instructions set forth in Appendix A shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock, or any change in capitalization with respect to the Issuer, that occurs during the term of this Purchase Plan.

4.	CGMI shall be entitled to a commission of $0.02 per share purchased.

B)	Purchasers’ Representations and Warranties

Each Purchaser jointly and severally makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

1.

At the time of each Purchaser’s execution of this Purchase Plan, such Purchaser is not aware of any material, non-public information with respect to the Issuer or the Stock. Each Purchaser is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, Rule 10b-18 or other applicable securities laws.

2.

Purchases of Stock under this Purchase Plan have been duly authorized by each such Purchaser and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on Purchaser. Each Purchaser will inform CGMI as soon as practicable of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by CGMI or such Purchaser and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in Section C and Section E.

3.	Each Purchaser agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

4.

If applicable, each Purchaser agrees to provide CGMI with all reasonably necessary information regarding such Purchaser’s previous purchases of Stock and/or the Issuer’s previous purchases of Stock, as may be required for CGMI to calculate the applicable volume limitations under Rule 10b-18.

5.	Each Purchaser agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b-18 or any other applicable law.

6.

Each Purchaser agrees that it does not have authority, influence or control over any purchase of Stock effected by CGMI pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control. Each Purchaser agrees that it will not communicate any material non-public information relating to the Stock or the Issuer to any employee of CGMI or its affiliates who is responsible for purchasing Stock, in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

7.

Each Purchaser acknowledges and agrees that the Purchase Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

8.

This Purchase Plan constitutes each Purchaser’s legal, valid and binding obligation enforceable against such Purchaser in accordance with its terms. There is no litigation, arbitration or other proceeding pending, or to such Purchaser’s knowledge threatened, that would prevent or interfere with such Purchaser’s purchase of Stock under this Purchase Plan.

9.	Purchases of Stock under this Purchase Plan are permitted under the Issuer’s internal policies concerning insider trading.

C)	Suspension of Purchases

Each Purchaser acknowledges and agrees that CGMI may suspend purchases under this Purchase Plan in the event that:

1.

CGMI determines that it is prohibited from purchasing Stock by a legal, contractual or regulatory restriction applicable to it or its affiliates or to either Purchaser and its respective affiliates (other than any such restriction relating to such Purchaser’s possession or alleged possession of material nonpublic information about the Issuer or the Stock); or

2.

CGMI determines, in its sole discretion that a market disruption has occurred, beyond the control of CGMI that would materially interfere with CGMI’s ability to carry out the terms of this Purchase Plan; or

3.	Trading in the Stock is halted or suspended.

If any purchases cannot be executed as required by this Purchase Plan due to any of the events specified in Paragraphs (1), (2) or (3) above, CGMI shall effect such purchases as promptly as practicable after the cessation or termination of such disruption, applicable restriction or other event.

D)	Modification of this Purchase Plan

This Purchase Plan may be modified only with written consent of each party hereto. Any modification or proposed modification of this Purchase Plan by Purchasers will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1. In particular, each Purchaser agrees that it will not modify or propose to modify this Purchase Plan at any time that it is aware of any material non-public information about the Issuer and/or the Stock and that it will be deemed to repeat its representations in Section B at the time of such modification. Termination of this Purchase Plan by the Purchasers pursuant to Section E(1)(ii) shall not be deemed a modification of this Purchase Plan.

E)	Termination of this Purchase Plan

1.	This Purchase Plan will terminate upon the earliest of any of the following events:

i.

The satisfaction of the purchasing instructions specified in Appendix A, including without limitation the expiration of any applicable purchase period or the completion of any applicable maximum purchase amount;

ii.	Each Purchaser or its designee notifies CGMI in writing, that this Purchase Plan is to be terminated;

iii.	CGMI determines, in its sole discretion, that it is prohibited for any reason from engaging in purchasing activity as either Purchaser’s agent under this Purchase Plan;

iv.

CGMI becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to either Purchaser or the taking of any corporate action by either Purchaser to authorize or commence any of the foregoing; or

v.

Either Purchaser or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

2.	Any transaction pending at the time CGMI receives a notice referred to in Section D or E(1)(ii) shall be completed and CGMI shall receive the commission set forth in Section A(4).

F)	Indemnification and Limitation on Liability

1.

Each Purchaser jointly and severally agrees to indemnify and hold harmless CGMI (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to: (a) any material breach by either Purchaser of this Purchase Plan (including Purchasers’ representations and warranties), and (b) any violation by either Purchaser of applicable laws or regulations. Each Purchaser will have no indemnification obligations in the case of gross negligence or willful misconduct of CGMI or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, neither CGMI nor either Purchaser will be liable for:

i.

Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.

Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.

Each Purchaser acknowledges and agrees that CGMI has not provided Purchaser with any tax, accounting or legal advice with respect to this Purchase Plan, including whether such Purchaser would be entitled to any of the affirmative defenses under Rule 10b5-1.

G)	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

H)	Entire Agreement

This Purchase Plan (including any annexes, exhibits, or appendices) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

I)	Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

J)	Notices

All required notifications to CGMI under this Purchase Plan shall be made in writing, sent via email and confirmed by telephone to the Special Equity Transactions Group, attention: Matt Morris; email: matthew.t.morris@citi.com, telephone: (212) 723-7833.

All required notifications to PSA or PSAE under this Purchase Plan shall be made in writing, sent via email and confirmed by telephone to the [ ], attention: [ ]; email: [ ], telephone: [ ].

K)	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

IN WITNESS WHEREOF, the undersigned have executed this Purchase Plan as of the date first written above.

PRAIRIE SECONDARY ACQUIROR LP	CITIGROUP GLOBAL MARKETS INC.

By:	By:
Name:	Name:	Matthew T. Morris
Title:	Title:	Director

PRAIRIE SECONDARY ACQUIROR E LP

By:
Name:
Title: